Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(7)	Proposed Maximum Offering Price per Security(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Ordinary shares, par value $0.0001 per share(4)	21,735,000	$10.01	$217,567,350.00	$20,168.49
Warrants to purchase ordinary shares(5)	13,085,625	—	—	—
Ordinary shares underlying warrants(6)	13,085,625	$11.975	$156,700,359.38	$14,526.12
Class A contingent value rights	21,735,000	N/A	N/A	(8)
Total			$374,267,709.38	$34,694.61	(9)

(1)	The number of ordinary shares, par value $0.0001 per share (“Gorilla ordinary shares”), of Gorilla Technology Group Inc. (“Gorilla”) and warrants (“Gorilla warrants”) to purchase Gorilla ordinary shares being registered is based upon an estimate of the sum of (a) the maximum number of shares of Class A ordinary share, par value $0.0001 per share (“Class A ordinary share”), of Global SPAC Partners Co. (“Global”) that will be outstanding immediately prior to the business combination between Global and Gorilla (the “Business Combination”) and exchanged for one Gorilla ordinary share for each such Class A ordinary share; (b) the maximum number of shares of Class B ordinary share, par value $0.0001 per share of Global (“Class B ordinary share” and, together with the Class A ordinary share, the “Global Ordinary Share”) that will be outstanding immediately prior to the Business Combination, and exchanged for one Gorilla ordinary share for each such Class B ordinary share; and (c) the maximum number of warrants of Global (“Global warrants”) that will be outstanding immediately prior to the Business Combination and exchanged for one Gorilla warrant for each such Global warrant.

(2)	In accordance with Rule 457(f)(1) and Rule 457(c), as applicable, based on (i) in respect of Gorilla ordinary shares to be issued to Global shareholders, the average of the high ($10.01) and low ($10.01) prices of Class A ordinary shares on The Nasdaq Capital Market (“Nasdaq”) on January 4, 2022, and (ii) in respect of Gorilla warrants to be issued to Global warrant holders, the sum of (a) the average of the high ($0.49) and low ($0.46) prices for the Global warrants on Nasdaq on January 4, 2022 and (b) $11.50, the exercise price of the Global warrants, resulting in a combined maximum offering price per warrant of $11.975. The maximum number of Gorilla warrants and Gorilla ordinary shares issuable upon exercise of the Gorilla warrants are being simultaneously registered hereunder. Consistent with the response to Question 240.06 of the Securities Act Rules Compliance and Disclosure Interpretations, the registration fee with respect to the Gorilla warrants has been allocated to the underlying Gorilla ordinary shares and those Gorilla ordinary shares are included in the registration fee.

(3)	Calculated by multiplying the proposed maximum aggregate offering price by 0.0000927.

(4)	Represents Gorilla ordinary shares issuable in exchange for outstanding Global Ordinary Share upon the merger of Gorilla Merger Sub, Inc. (“Merger Sub”) with and into Global pursuant to the Business Combination.

(5)	Represents warrants of Gorilla, each whole warrant entitling the holder to purchase one Gorilla ordinary share, to be issued in exchange for Global warrants upon the merger of Merger Sub with and into Global pursuant to the Business Combination.

(6)	Represents Gorilla ordinary shares underlying Gorilla warrants.

(7)	Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share sub-divisions, share dividends or similar transactions.

(8)	Pursuant to Rule 457(g) under the Securities Act, no separate registration fee is required for the Class A contingent value rights.

(9)	Previously paid.